SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

NEVSTAR CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

64156G 30 0

(CUSIP Number)

Hong Tan
123 Chuangye Road, Haizhou District
Fuxin, Liaoning
People’s Republic of China 123000
(86) 418 399 5066

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2008

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(Continued on following pages)

1	NAMES OF REPORTING PERSONS
Win-Win Global Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,125,513

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,125,513

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,125,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.5%(1)

14	TYPE OF REPORTING PERSON
CO

(1)

This percentage is based upon 25,001,800 shares of the issuer's common stock issued and outstanding as of March 31, 2008 pursuant to SEC Rule 13d-3(d)(1).

1	NAMES OF REPORTING PERSONS
Hong Tan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,425,103(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,425,103(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,425,103(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%(2)

14	TYPE OF REPORTING PERSON
IN

(1)

Hong Tan is deemed to be the beneficial owner of the 1,425,103 shares directly owned by Win-Win Global Investments Inc. ("Win-Win") pursuant to Rule 13d-3 of the Exchange Act.  Hong Tan owns 20% of Win-Win and has shared voting and dispositive power over these shares with Win-Win.  Hong Tan expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(2)

This percentage is based upon 25,001,800 shares of the issuer's common stock issued and outstanding as of March 31, 2008 pursuant to SEC Rule 13d-3(d)(1).

1	NAMES OF REPORTING PERSONS
Yan Tan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,700,410(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,700,410(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,700,410(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8%(2)

14	TYPE OF REPORTING PERSON
IN

(1)

Yan Tan is deemed to be the beneficial owner of the 5,700,410 shares directly owned by Win-Win Global Investments Inc. ("Win-Win") pursuant to Rule 13d-3 of the Exchange Act. Yan Tan owns 80% of Win-Win and has shared voting and dispositive power over these shares with Win-Win.  Yan Tan expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(2)

This percentage is based upon 25,001,800 shares of the issuer's common stock issued and outstanding as of March 31, 2008 pursuant to SEC Rule 13d-3(d)(1).

Item 1.  Security and Issuer.

The name of the issuer is Nevstar Corporation, a Nevada corporation (the “Company”), which has its principal executive offices at 123 Chuangye Road, Haizhou District, Fuxin, Liaoning, China.  This statement relates to the Company’s common stock, $0.01 par value per share (the “Common Stock”).

Item 2.  Identity and Background.

(a)-(f).  Win-Win Global Investments Inc.  This Schedule 13D is being filed by Win-Win Global Investments Inc., a company organized under the law of British Virgin Islands (“Win-Win,” together with Hong Tan and Yan Tan, the “Reporting Persons”).  Win-Win is a holding company with no active business operations.  The address of its principal office and place of business is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.  During the last five years, Win-Win has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)-(f).  Hong Tan.  This Schedule 13D is being filed by Ms. Hong Tan, a citizen of United States.  Ms. Tan is the director of Win-Win Global Investments Inc.  Her business address is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands. During the last five years, she has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)-(f).  Yan Tan.  This Schedule 13D is being filed by Ms. Yan Tan, a citizen of United States.  Her principal occupation is a supervisor of Fuxin Hengrui Technology Co., Ltd.  Her business address is 123 Chuangye Road, Haizhou District, Fuxin, Liaoning, People’s Republic of China 123000. During the last five years, she has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Win-Win received the securities covered by this Schedule 13D pursuant to that certain share exchange agreement, dated March 31, 2008, by and among the Company, Dollar Come Investments Limited (“Dollar Come”), Win-Win and other shareholders of Dollar Come (“Share Exchange Agreement”).  Pursuant to the Share Exchange Agreement, all of the capital stock of Dollar Come held by Win-Win was exchanged for 7,125,513 shares of the Common Stock on March 31, 2008, the closing date of the Share Exchange Agreement.

Hong Tan and Yan Tan owns 20% and 80% of Win-Win, respectively. They are sisters.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Common Stock pursuant to the Share Exchange Agreement as described in Item 3 above.  In connection with the Share Exchange Agreement, there were changes to the control of the Company and the Company’s board of directors which were more fully described in the current report on Form 8-K filed by the Company on March 31, 2008 (the “Form 8-K”).

Except as set forth in this Schedule 13D and the Form 8-K, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)

For purposes of Rule 13d-3 promulgated under the Exchange Act, Win-Win is the beneficial owner of 7,125,513 shares of the Common Stock, representing 28.5% of the outstanding shares of the Common Stock.

For purposes of Rule 13d-3 promulgated under the Exchange Act, Hong Tan is the beneficial owner of 1,425,103 shares of the Common Stock, representing 5.7% of the outstanding shares of the Common Stock.  Hong Tan expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

For purposes of Rule 13d-3 promulgated under the Exchange Act, Yan Tan is the beneficial owner of 5,700,410 shares of the Common Stock, representing 22.8% of the outstanding shares of the Common Stock.  Yan Tan expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(b)

Hong Tan and Money Value have shared voting and dispositive power over the 1,425,103  shares of Common Stock that are directly owned by Win-Win.

Yan Tan and Money Value have shared voting and dispositive power over the 5,700,410  shares of Common Stock that are directly owned by Win-Win.

(c)

Other than the transaction in connection with the Share Exchange Agreement described in Item 3 above, the Reporting Persons did not effect any transactions in the issuer’s securities within the past 60 days.

(d)

Except as disclosed herein and in the Form 8-K, no one other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the Form 8-K, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description

A

Share Exchange Agreement, dated March 31, 2008, among the Company, Dollar Come Investments Limited and its shareholders. [Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by the Company on March 31, 2008].

B	Joint Filing Agreement of Win-Win, Hong Tan and Yan Tan.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2008

/s/ Hong Tan
Hong Tan

/s/ Yan Tan
Yan Tan

Win-Win Global Investments Inc.

By: /s/ Hong Tan
Name: Hong Tan
Title: Director

Exhibit B

JOINT FILING AGREEMENT

             In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Nevstar Corporation, and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated:  April 10, 2008

/s/ Hong Tan
Hong Tan

/s/ Yan Tan
Yan Tan

Win-Win Global Investments Inc.

By: /s/ Hong Tan
Name: Hong Tan
Title: Director